UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Lombard Medical, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

KYG555981094
(CUSIP Number)

MicroPort Scientific Corporation

1601 Zhangdong Road

Z.J. Hi-Tech Park

Shanghai 201203

P.R. China

Phone: (86)(21) 38954600

Attention: Board Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. KYG555981094	Page 2 of 10

1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). MicroPort Scientific Corporation
2. Check the Appropriate Box if a Member of a Group a) ☒ b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	16,046,460*
	8. Shared Voting Power	11,207,750**
	9. Sole Dispositive Power	13,804,910***
	10. Shared Dispositive Power	11,207,750**
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,046,460*
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13. Percent of Class Represented by Amount in Row (11) 40.98%****
14. Type of Reporting Person CO

* Based on (i) 8,966,200 shares of ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Lombard Medical, Inc. (the “Issuer”) issuable pursuant to the Convertible Note (as defined below) for which MicroPort Scientific Corporation (“MP”) has sole voting and dispositive powers as a result of its 80% equity interest in MicroPort NeuroTech CHINA Corp. Limited, (“MP NeuroTech China”), plus (ii) 2,241,550 shares of Ordinary Shares for which MP has sole voting powers because New Alliance FF Limited (“New Alliance”) has provided an irrevocable proxy to MP to allow MP to vote all the shares it holds in MP NeuroTech China at MP’s discretion, and plus (iii) 4,838,710 shares of Ordinary Shares deemed beneficially owned by MP due to 60% equity ownership of MicroPort NeuroTech Corp. (“MP NeuroTech”). On December 19, 2016, MP NeuroTech purchased $5 million of Ordinary Shares of the Issuer at $0.62 per share (the “Shares”), totaling 8,064,516 shares, pursuant to the Investment Agreement. Reference the separate Schedule 13D filed by MP with the Securities and Exchange Commission on the date hereof for additional details about its beneficial ownership relating to the Shares.

CUSIP No. KYG555981094	Page 3 of 10

**The number is based on the maximum number of shares of Ordinary Shares that the Convertible Note (as defined below) is convertible into within 60 days of the filing of this Schedule 13D. The calculation of such maximum number is based on the interest rate of the Convertible Note, which is the 6-month LIBOR rate as of December 1, 2016 of 1.29100% plus 4%. The conversion price for the Convertible Note is $.90 per Ordinary Share.

***Based on (i) 8,966,200 shares of Ordinary Shares issuable pursuant to the Convertible Note, and plus (ii) 4,838,710 shares of Ordinary Shares deemed beneficially owned by MP due to its 60% equity ownership of MP NeuroTech.

**** Based on 39,158,230 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued under the Investment Agreement, plus (iii) 11,207,750 shares of Ordinary Shares issuable under the Convertible Note within 60 days of the filing of this Schedule 13D that may be deemed beneficially owned by MP due to its 80% equity ownership of MP NeuroTech China and the voting proxy from New Alliance.

CUSIP No. KYG555981094	Page 4 of 10

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).
New Alliance FF Limited
2.	Check the Appropriate Box if a Member of a Group
c)	☒
d)	☐
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0*****
	8.	Shared Voting Power	11,207,750**
	9.	Sole Dispositive Power	2,241,550******
	10.	Shared Dispositive Power	11,207,750**
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,241,550******
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares^^		☒
	13.	Percent of Class Represented by Amount in Row (11)
7.42%*******
	14.	Type of Reporting Person
IV

**The number is based on the maximum number of shares of Ordinary Shares that the Convertible Note is convertible into within 60 days of the filing of this Schedule 13D. The calculation of such maximum number is based on the interest rate of the Convertible Note, which is the 6-month LIBOR rate as of December 1, 2016 of 1.29100% plus 4%. The conversion price for the Convertible Note is $.90 per Ordinary Share.

*****New Alliance has provided an irrevocable proxy to MP, allowing MP to vote all the shares it holds in MP NeuroTech China in MP’s discretion.

CUSIP No. KYG555981094	Page 5 of 10

****** Represents 20% of the Ordinary Shares issuable pursuant to the Convertible Note within 60 days of filing of this Schedule 13D as New Alliance has 20% equity ownership of MP NeuroTech China.

******* Based on 30,192,030 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued under the Investment Agreement, and plus (iii) 2,241,550 shares of Ordinary Shares issuable under the Convertible Note within 60 days of the filing of this Schedule 13D that may be deemed beneficially owned by New Alliance.

^^New Alliance specifically disclaims beneficial ownership of any Ordinary Shares issuable under the Convertible Note for the benefit of MP.

CUSIP No. KYG555981094	Page 6 of 10

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).
MicroPort NeuroTech CHINA Corp. Limited.
2.	Check the Appropriate Box if a Member of a Group
e)	☒
f)	☐
3.	SEC Use Only
4.	Source of Funds
AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	11,207,750**
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	11,207,750**
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,207,750**
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
	13.	Percent of Class Represented by Amount in Row (11) 28.62%**** ^
	14.	Type of Reporting Person
IV

**The number is based on the maximum number of shares of Ordinary Shares that the Convertible Note is convertible into within 60 days of the filing of this Schedule 13D. The calculation of such maximum number is based on the interest rate of the Convertible Note, which is the 6-month LIBOR rate as of December 1, 2016 of 1.29100% plus 4%. The conversion price for the Convertible Note is $.90 per Ordinary Share.

**** Based on 39,158,230 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued under the Investment Agreement, plus (iii) 11,207,750 shares of Ordinary Shares issuable under the Convertible Note within 60 days of the filing of this Schedule 13D that may be deemed beneficially owned by MP NeuroTech China.

^ Notwithstanding the percentage of the outstanding shares of the Issuer set forth herein, pursuant to the terms of the Convertible Note, if the total number of Ordinary Shares that MP NeuroTech China has the right to convert the Convertible Note into at any conversion time, together with Ordinary Shares already beneficially owned by MP NeuroTech China and its affiliates (i.e. MP NeuroTech), represents 50% or more of the voting power of all voting shares of the Issuer (based on the total number of voting outstanding at such time), then the conversion right of MP NeuroTech China is capped at 49%  of the voting power of all voting shares of the Issuer (based on the voting shares outstanding at such time) and the remainder of the Convertible Note, subject to certain limitations agreed upon with the Issuer’s senior debt holder, shall be paid out in cash.

CUSIP No. KYG555981094	Page 7 of 10

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Share of the Issuer. The Issuer’s principal executive offices are located at Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, United Kingdom.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by (1) MP, a company incorporated in Cayman Islands with limited liability, (2) New Alliance, a company incorporated in British Virgin Islands with limited liability, and (3) MP NeuroTech China, a company incorporated in Hong Kong with limited liability (collectively, “the Reporting Persons”).

The principal business of MP is a medical technology company and its address is 1601 Zhang Dong Rd., ZJ Hi-Tech Park Shanghai 201203, P. R. China.

The principal business of New Alliance is to invest in various companies and its address is NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

The principal business of MP NeuroTech China is to invest in various companies and its address is Level 54, Hopewell Center, 183 Queen’s Road East, Hong Kong.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

On December 18, 2016, the Issuer entered into an investment agreement (the “Investment Agreement”) with MP NeuroTech and MP NeuroTech China (and together with MP NeuroTech, “MicroPort”).

Pursuant to the Investment Agreement, MP NeuroTech China was issued a $10 million unsecured promissory note bearing interest at a rate of six-month LIBOR plus 4.0% from the Issuer which is convertible at any time prior to maturity by MP NeuroTech China into the Issuer’s Ordinary Shares at a price of $0.90 per share (the “Convertible Note”). The Convertible Note is expected to mature in 5 years, unless automatically extended pursuant to the terms of such note. Notwithstanding the conversion terms, if the total number of Ordinary Shares that MP NeuroTech China has the right to convert the Convertible Note into at any conversion time, together with Ordinary Shares already beneficially owned by MP NeuroTech China and its affiliates, represents 50% or more of the voting power of all voting shares of the Issuer (based on the total number of voting outstanding at such time), then the conversion right of MP NeuroTech China is capped at 49% of the voting power of all voting shares of the Issuer (based on the voting shares outstanding at such time) and the remainder of the Convertible Note, subject to certain limitations agreed upon with the Issuer’s senior debt holder, shall be paid out in cash.

The funds for the Convertible Note came from the working capital of the Reporting Persons. No borrowed funds were used as consideration for the purchase of the Convertible Note.

CUSIP No. KYG555981094	Page 8 of 10

Item 4.     Purpose of Transaction

The purchase of the Convertible Note and the Ordinary Shares convertible thereunder as set forth in this Schedule 13D are for investment purposes, subject to the following:

Pursuant to the Investment Agreement, the Issuer will nominate two representatives of MicroPort (the “Purchaser Nominees”) for election to its board of directors so long as MicroPort owns at least 10% of the outstanding Ordinary Shares of the Issuer as of the date of the Investment Agreement (but in any event through the 3rd anniversary of the closing of the transactions contemplated by the Investment Agreement). Subject to certain limitations and applicable law, if the Issuer proposes to offer or sell any new securities, the Issuer shall first offer the pro rata portion of such new securities to MicroPort. Subject to certain limitations, in the event any shareholder of the Issuer proposes to sell ordinary shares through a bona fide registered offering by the Issuer, the Issuer shall use reasonable best efforts to cause MicroPort to have the right and a reasonable period of time to acquire the Ordinary Shares being offered in such registered offering on the price and terms available under such registered offering; provided that this right will not be interpreted to conflict with any preexisting obligation the Issuer may have to support any sale by such shareholder in an underwritten offer or other sale.

Pursuant to the Investment Agreement, the Issuer also agreed that so long as MicroPort has not converted all the Convertible Note into Ordinary Shares, the Issuer shall not (nor cause any of its subsidiaries or affiliates to) undertake the following without the consent of the Purchaser Nominees: (a) merger, acquisition, spin-off, transfer or sale/other disposition of all or substantially all of its assets, licensing of substantially all of the intellectual property of the Issuer, pay dividends or make any other distributions on its Ordinary Shares; (b) failure to cause all material properties used or useful in the conduct of the business of the Issuer and its affiliates to be maintained and kept in good condition or failure to maintain all material licenses, permits and authorizations necessary to conduct the business of the Issuer and its affiliates; (c) material amendment of the memorandum of association or articles of association of the Issuer; (d) (i) issuance of certain new securities of the Issuer, or (ii) repurchase or redemption of the securities of the Issuer; (e) creation of one or more new subsidiaries; (f) except under specified circumstances, incurrence of additional indebtedness or the refinancing of any existing indebtedness; (g) failure to maintain insurance by financially sound and reputable insurers in such amounts and against such risks that the Issuer reasonably believes are adequate for the business in which it is engaged; (h) (i) engage in any business activities other than activities currently conducted and as currently proposed to be conducted or (ii) cease any material business activities in which the Issuer is currently engaged in; or (i) failure to comply in all material respects with applicable laws, whether now in effect or hereinafter enacted, except in each case where the failure to so comply with such laws is not reasonably likely to result in a material adverse effect of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and business strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Convertible Note and/or Ordinary Shares, selling some or all of the Convertible Note and/or Ordinary Shares, or similar transaction with respect to the Convertible Note or changing their intention with respect to any and all matters referred to in Item 4.

The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, a copy of which was filed as Exhibit 10.1 to the Report on 6-K filed by the Issuer on December 19, 2016 with the Securities and Exchange Commission and is incorporated herein by reference.

CUSIP No. KYG555981094	Page 9 of 10

Item 5. Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Ordinary Shares with Sole Voting Power	Number of Ordinary Shares with Shared Voting Power	Number of Ordinary Shares with Sole Dispositive Power	Number of Ordinary Shares with Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
MicroPort Scientific Corporation	16,046,460	11,207,750	16,046,460	11,207,750	16,046,460	40.98%
New Alliance FF Limited	0	11,207,750	2,241,550	11,207,750	2,241,550^^	7.42%
MicroPort NeuroTech CHINA Corp. Limited	0	11,207,750	0	11,207,750	11,207,750	28.62%

^^New Alliance specifically disclaims beneficial ownership of any Ordinary Shares issuable under the Convertible Note for the benefit of MP.

(c)

Other than the shares reported herein, Neither New Alliance nor MP NeuroTech China has effected any transactions involving the Ordinary Shares in the 60 days prior to the filing of this Schedule 13D. With respect to MP, it may be deemed to have acquired the Shares due to its 60% equity ownership of MP NeuroTech which was issued the Shares on December 19, 2016 pursuant to the Investment Agreement. Reference the separate Schedule 13D filed by MP with the Securities and Exchange Commission on the date hereof for additional details about its beneficial ownership relating to the Shares.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the issuance of the Convertible Note, the Investment Agreement provides certain rights to the Reporting Persons. The description of the Investment Agreement set forth in Item 4 is incorporated in this Item 6 by reference.

MP and New Alliance have 80% and 20% equity ownership in MP NeuroTech China, respectively. Each entity also has sole dispositive powers over the Ordinary Shares underlying the Convertible Note in the same proportion as its percentage equity ownership in MP NeuroTech China. New Alliance has provided an irrevocable proxy to MP, allowing MP to vote all the shares it holds in MP NeuroTech China in MP’s discretion.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.1	Joint Filing Agreement, dated December 27, 2016, by and among MicroPort Scientific Corporation, New Alliance, and MicroPort NeuroTech CHINA Corp LIMITED.
Exhibit 10.1

Investment Agreement, dated December 18, 2016, by and among Lombard Medical, Inc., MP NeuroTech Corp. and MicroPort NeuroTech CHINA Corp LIMITED (filed as Exhibit 10.1 to the Report on 6-K filed by the Issuer on December 19, 2016 with the Securities and Exchange Commission and incorporated herein by reference).

CUSIP No. KYG555981094	Page 10 of 10

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 27, 2016

MicroPort Scientific Corporation

By:	/s/ Dr. Zhaohua Chang

Name / Title: Dr. Zhaohua Chang, Executive Director

New Alliance FF Limited

By:	/s/ Qu Lie Feng

Name / Title: Qu Lie Feng, Representative

MicroPort NeuroTech CHINA Corp LIMITED

By:	/s/ Dr. Zhaohua Chang

Name / Title: Dr. Zhaohua Chang, Director